Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Securus Technologies Inc:
We consent to the use of our report dated April 30, 2007, with respect to the consolidated balance sheet of Syscon Justice Systems Canada Limited (BC) and subsidiaries (Syscon) as of June 30, 2006, and the related consolidation statements of earnings (loss), stockholders’ deficiency, and cash flows for the period June 2, 2006 to June 30, 2006, and the combined statements of earnings (loss), stockholders’ deficiency and cash flows of Syscon’s predecessor for the period from July 1, 2005 to June 1, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Vancouver, Canada
July 31, 2007